Exhibit 1


       OrbiMed Advisors Reiterates Opposition to Pharmacopeia's Proposed
                        Acquisition of Eos Biotechnology

                                                       January 8, 2002


Dear Fellow Pharmacopeia Shareholder:

We at OrbiMed Advisors continue to oppose the acquisition of Eos Biotechnology, for the simple reason that it is not in the best interests of Pharmacopeia shareholders. We urge Pharmacopeia shareholders to join us to vote AGAINST the acquisition and the associated proposal authorizing an increase in Pharmacopeia shares.

OrbiMed Advisors, a specialized healthcare investment adviser with approximately $4 billion in assets under management, is the beneficial owner of approximately 10% of Pharmacopeia shares. OrbiMed is a recognized leader in healthcare investing.

      As you are undoubtedly aware, since the announcement of the proposed acquisition of Eos, Pharmacopeia's shares have declined significantly in price, while indices of publicly-traded biotechnology stocks have risen significantly, reflecting a lack of enthusiasm for the Eos transaction.

             The Market Has Already Commented on the Eos Acquisition

                   PCOP Performance Since Merger Announcement
                              (8/22/01 to 1/2/02)

                         [Stock chart from presentation]


         [Chart Indicating Stock Price Decline since Eos Announcement]

Our opposition to the Eos acquisition is based on the following factors:

o The acquisition of Eos is not in the strategic interests of Pharmacopeia or its shareholders.


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o   Pharmacopeia is paying far too much for Eos.

o Pharmacopeia's own shares are undervalued - it is the wrong time to undertake a major acquisition.

o The Eos acquisition will be significantly dilutive to Pharmacopeia's earnings for the foreseeable future. We doubt that the Eos acquisition will be accretive even in 2004, as Pharmacopeia's management has suggested.

o If the Eos acquisition is approved, existing Eos investors will look to sell their newly acquired Pharmacopeia shares and, in the process, place significant negative pressure on Pharmacopeia's share price.

o Adding insult to injury, due to Pharmacopeia's declining share price post-announcement, at current market prices, Pharmacopeia will pay Eos shareholders approximately $11.6 million in cash, in addition to nearly 11 million new Pharmacopeia shares.

o We believe that, with renewed focus on execution, Pharmacopeia can be successful with its existing business model. However, any proposed changes to this model should involve forward-integration towards becoming a drug company rather than backwards-integration towards becoming a genomics company and should preserve profitability for Pharmacopeia shareholders.

              Pharmacopeia's Strategic Arguments are Not Compelling

If Pharmacopeia wants to move towards becoming an independent drug discovery company rather than a service company, it should focus on forward-integration, by strengthening its drug discovery skills, not backwards-integration towards becoming a genomics company. Furthermore, drug targets, such as those provided by Eos, are widely available, often at no or low cost. Pharmacopeia itself once had a program testing its chemical libraries against proprietary drug targets. It was able to set up this program without buying an Eos. If Pharmacopeia seeks to access commercial target databases, it can easily subscribe to the services of companies like Eos without the dilution and the disruption of a costly acquisition. The joint venture between Pharmacopeia and Eos announced this morning, which enables Pharmacopeia to utilize Eos' lead antibody target, clearly illustrates this point.


                              What the Experts Say

Don't take our word for it. The following are the comments of two independent equity analysts with no investment banking relationships with Pharmacopeia:

"The merger adds increased risk to the story through additional early-stage pipeline risk and an unlock/liquidity event for venture capital shareholders that could add substantial selling pressure to Pharmacopeia's shares."


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"We believe that Pharmacopeia overpaid, given the current market environment
(public and private), development stage of Eos, and our current opinion that Pharmacopeia shares are undervalued, and should not be used as currency at this time."*

Stefan Loren, Legg Mason Wood Walker Equity Research, August 23, 2001

"SG Cowen biotech analyst Bill Tanner, Ph.D., also has concerns with the deal, believing that Pharmacopeia shares might actually rebound if shareholders reject the merger."*

Adam Feuerstein, TheStreet.com, January 4, 2002

*Permission from the authors was neither sought nor obtained.

                 The Future of Your Investment is in Your Hands

We urge your support in opposing the Eos acquisition. Please vote your proxy today AGAINST the two proposals listed on the proxy card in order to defeat this unwise transaction. If you have already voted and need assistance in changing your vote, please call Georgeson Shareholder Services toll free at (800) 223-2064. We thank you in advance for your support.

                                   Sincerely,

                                   /s/ Samuel D. Isaly

                                   Samuel D. Isaly
                                   Managing Partner
                                   OrbiMed Advisers LLC


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